Exhibit 99.1

UNITED UTILITIES PLC

8 MAY 2006

United Utilities PLC announces that it received a notification today from Fidelity International Limited stating that the company, its direct and indirect subsidiaries no longer have a notifiable interest in the share capital of United Utilities PLC.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.